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                                                             EXHIBIT 2

               SECOND AMENDMENT TO SALE AND PURCHASE AGREEMENT

  THIS SECOND AMENDMENT TO SALE AND PURCHASE AGREEMENT (the "Second Amendment") is executed and delivered this 20th day of January, 2005, by and between Broadwater Development, LLP, a Mississippi limited liability partnership as successor-in-interest, by way of assignment to Broadwater Properties, LLC ("Purchaser"), and President Riverboat Casino-Mississippi, Inc. ("PRC-Mississippi"), Vegas Vegas, Inc. ("VVI") (each a debtor in Case No. 02-53005-172 pending in the United States Bankruptcy Court for the Eastern District of Missouri (the "Bankruptcy Court")), and President Broadwater Hotel, LLC ("PBLLC") (collectively with PRC-Mississippi and VVI, "Sellers").

                                  BACKGROUND

  A. Sellers and Purchaser's predecessor in interest have previously entered into that certain Sale and Purchase Agreement dated as of November 15, 2004, as amended by that certain Amendment to Sale and Purchase Agreement dated as of November 29, 2004 (as amended, the "Purchase Agreement") concerning the sale and purchase of the owned and leased real property and businesses commonly known as the President Casino Broadwater Resort in Biloxi, Mississippi (the "Resort"). Unless otherwise set forth herein, capitalized terms in this Second Amendment have the meanings given to them in the Purchase Agreement.

  B. Following the execution of the Purchase Agreement, PRC-Mississippi and VVI issued a Notice of Auction and Bidding Procedures and Hearing to Consider Approval of Sale (the "Notice of Auction") setting forth the process, procedures and timing of (i) the submission by third parties of higher and better offers to purchase the Resort, (ii) the qualification of such third parties as qualified bidders to participate in an auction of the Resort, and (iii) a Sale Order that is to be issued by the Bankruptcy Court.

  C. On January 13, 2005, the Purchaser received an assignment of all of the right, title and interest of Broadwater Properties, LLC in and to the Purchase Agreement.

  D. Pursuant to the provisions of the Notice of Auction, Purchaser participated in an outcry auction against a competing bidder, and (i) agreed to certain modifications to the Purchase Agreement, and (ii) increased the amount of the Base Price for the Assets to Eighty-Two Million Dollars ($82,000,000), which Sellers determined to be the highest and best offer for the Assets.

  D. The Parties desire to amend the terms of the Purchase Agreement to reflect such modifications and amount of the Base Price.

  NOW, THEREFORE, the parties agree as follows:

  1. Section 2.1(a) of the Purchase Agreement is hereby amended by increasing the "Base Price" from Sixty-Six Million Dollars ($66,000,000) to the amount of Eighty-Two Million Dollars ($82,000,000).
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  2.  Section 2.6 of the Purchase Agreement is hereby deleted in its entirety and the following shall be inserted in lieu thereof:

  "2.6 Allocation. The Purchase Price shall be allocated in accordance with Code Section 1060 and reflected on an Internal Revenue Service ("IRS") Form Section 8594, which approval shall be prepared by Purchaser and delivered to Sellers for approval, which shall not be unreasonably withheld or delayed, within one hundred fifty (150) days after the Closing Date and to be filed by Sellers with the IRS. After the Closing, the parties shall make consistent use of such allocation, fair market value and useful lives (specified in IRS Form Section 8594) for all tax purposes and in all filings, declarations and reports with the IRS in respect thereof. In the event of any action, audit, hearing, investigation, litigation or any other proceeding in respect of the foregoing, or any of the transactions contemplated herein, neither Purchaser nor Seller shall contend or represent that such allocation is not a correct allocation."

  3. Section 5.2 of the Purchase Agreement is hereby deleted in its entirety and the following shall be inserted in lieu thereof:

  "5.2 Responsibility of Sellers. Sellers shall not be required to expend a material amount of money or bring any action or proceeding or do any other thing in order to deliver the Assets or title to the Land as required by this Agreement. If Sellers deliver to Purchaser written notice (the "Response Notice") that PBLLC is unable to convey the Assets or title to the Land as required by this Agreement, Purchaser may, as its exclusive remedy, elect by written notice given to Sellers within fifteen (15) days after the Response Notice is given, either (a) to accept such title as PBLLC is able to convey without any reduction or abatement of the Purchase Price or (b) to terminate this Agreement in which event the Deposit shall be returned to Purchaser. If Purchaser fails to give notice of its election to terminate this Agreement within such fifteen-day period, Purchaser shall be deemed to have waived said objections and to have elected to proceed with the transactions contemplated by this Agreement, but subject to any other conditions set forth herein."

  4. Article 10 of the Purchase Agreement is hereby deleted in its entirety and the following shall be inserted in lieu thereof:

                                 "ARTICLE 10

                                   CLOSING

  The consummation of the transactions described in this Agreement (the "Closing") shall occur on or before March 31, 2005 (the "Closing Date") at a location to be mutually agreed upon by the parties. The parties agree to extend such Closing Date by up to a maximum of fifteen (15) additional days at the option of Purchaser."

  5. Article 18 of the Purchase Agreement is hereby amended by adding the following to the end of the paragraph:

  "The Sellers hereby agree from and after the Closing (if the Closing occurs), to indemnify and hold harmless the Purchaser and its partners, and each of their respective members, directors, officers, employees, agents, stockholders and affiliates from, against and in respect of the first Two Million Five Hundred Thousand Dollars ($2,500,000) of damages, costs,

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liabilities, losses, judgments, penalties, fines, expenses and other costs (including but not limited to reasonable attorney's fees) arising from or relating to (a) any and all of the Excluded Assets and all liabilities of Sellers that are not expressly assumed pursuant to, and in accordance with, this Agreement, (b) the Purchaser's enforcement of this obligation, and (c) any breaches of any representations and/or warranties made by Sellers hereunder. Notwithstanding the foregoing, no claim for indemnification for a breach of representations and/or warranties may be made (i) unless and until such time as Purchaser has sustained One Hundred Thousand Dollars ($100,000) of losses (the "Deductible"), with indemnification available thereafter such that the total indemnification available to Purchaser shall not exceed Two Million Four Hundred Thousand Dollars ($2,400,000), and (ii) unless written notice of claim is delivered to Sellers on or before July 31, 2005."

  6. The Sellers shall deliver to Purchaser all of Sellers' work papers, due diligence, surveys and other reports relating to the Resort which are in their possession on the Closing Date or that may come into their possession on a non-confidential basis after the Closing Date.

  7. The Sellers agree to operate their businesses in the ordinary course and consistent with past practices during and throughout the period between the execution of this Second Amendment and the Closing Date. Shall any action be taken or events occur in relation to the Assets during such time period that is in violation of Seller's pre-Closing obligations under the Purchase Agreement, or there be any material adverse change in the Assets, Sellers shall immediately give written notice of such actions or events, and in such event, Purchaser shall have the right to terminate the Purchase Agreement and shall be entitled to the remedies described in Section 12.1 of the Purchase Agreement.

  8. At Purchaser's request, Sellers agree to manage the operations of the Resort after the Closing Date. PRC-Mississippi shall use its best efforts to obtain Bankruptcy Court approval and applicable gaming approvals to manage the operations of the casino after the Closing Date in the same manner in which it is currently managing those operations. The term of such management relationship shall end no later than six (6) months after the Closing Date, or if later, the last day of the calendar month on which Sellers' affiliate closes the sale of its St. Louis casino operations. The following terms and conditions will be detailed in a "Management Agreement" to be negotiated in good faith and to be executed between the parties and presented to the Bankruptcy Court for approval as soon as practicable after Purchaser's request.

* Purchaser shall pay to PRC-Mississippi on a monthly basis, $45,000.00 plus reimbursement or direct payment (at the option of PRC-Mississippi) for ordinary course expenses relating to the operation of the casino;

* Purchaser shall be responsible for any losses, and to the extent legally permissible shall be entitled to receive any profits, that may occur during the period in which PRC-Mississippi manages the operations of the casino;

* The Management Agreement may be terminated upon thirty days written notice by Purchaser and may be extended by the written consent of both
Purchaser
  and PRC-Mississippi.  During the term, PRC-Mississippi shall keep
Purchaser
  apprised of the date on which the St. Louis casino operations is scheduled to close, if the Management Agreement continues beyond the date that is six

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  (6) months after the Closing Date;

* The Management Agreement is subject to approval of the Bankruptcy
Court and
  will be presented to that Court by PRC-Mississippi as soon as possible;

* PRC-Mississippi shall provide all corporate services to Purchaser during the term of the Management Agreement necessary to coordinate the operation and sale of the Resort and/or Casino and the transition to Purchaser's systems, which services shall include, without limitation, use of the risk management, general ledger and fixed asset software (as more described in
  Section 1.2(c) hereof).

* PRC-Mississippi agrees to continue to employ all employees necessary to operate the casino in the same manner as it is currently being operated, it being understood that Purchaser shall have a right to object to ant such individual's continuing employment. Notwithstanding anything to the contrary in the Purchase Agreement, Purchaser shall not assume any liabilities whatsoever relating to such employees, and Purchaser shall receive no funds from Sellers as reimbursements or credits for any such
  liabilities that were to be assumed.

* PRC-Mississippi shall maintain insurance with respect to its workforce and operations as currently maintained, and shall also purchase additional coverage for its SIR on its general liability coverage, such charges to be
  applied against operations.

* The parties agree that Purchaser may hire any employees it chooses from such pool of employees at no cost to Purchaser by the presentation of written notice to PRC-Mississippi at any time before the last day of the term of the
  Management Agreement.

* The Management Agreement is subject to the approval of both the Mississippi and Missouri Gaming Commissions.

  9. Except to the extent amended by this Second Amendment, the Purchase Agreement remains in force and effect in accordance with its terms. This Second Amendment may be executed in counterparts, with facsimile signatures to be treated as original signatures for all purposes. Each counterpart shall constitute an original, and all of them shall be treated as a single agreement.

                          [Signature page follows]

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  IN WITNESS WHEREOF, the parties have caused this Second Amendment to be executed by their duly authorized representatives, on the day and year first above written.


                                    BROADWATER DEVELOPMENT, LLP


                                    By:  /s/  Roy Anderson, III
                                    Name:  Roy Anderson, III
                                    Title:  Partner



                                    By:  /s/  W.C. Fore
                                    Name:  W.C. Fore
                                    Title:  President



                                    PRESIDENT RIVERBOAT CASINO-
                                    MISSISSIPPI, INC.


                                    By:  /s/  Ralph J. Vaclavik
                                    Name:  Ralph J. Vaclavik
                                    Title:  Sr. VP and CFO


                                    VEGAS VEGAS, INC.


                                    By:  /s/  Ralph J. Vaclavik
                                    Name:  Ralph J. Vaclavik
                                    Title:  Sr. VP and CFO


                                    PRESIDENT BROADWATER HOTEL, LLC


                                    By:  /s/  Ralph J. Vaclavik
                                    Name:  Ralph J. Vaclavik
                                    Title:  Sr. VP and CFO